
RBC

RosBusinessConsulting

Securities and Exchange Commission
File No: 82-34864

22.04.2005


05007695

SUPPL

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1) OJSC "RBC Information Systems" Presentation Disc
2) OJSC "RBC Information Systems" printed presentation for 2005 year
3) 4 OJSC "RBC Information Systems" press releases:
- RBC TV programs broadcast on CNBC issued on February 15,2005
- RBC assigned A-class corporate governance rating issued on February 28,2005
- RBC invites to take part in the 2004 Review Conference Call issued on March 11,2005
- RBC reports strong preliminary results for 2004 issued on March 15,2005.

Best regards,

Natalia Makeeva
Chief Investor Relations Officer

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: (095) 363-11-11, 363-11-22; fax: (095) 363-11-25.
Internet: http://www.rbc.ru



RosBusinessConsulting

RBC TV programs broadcast on CNBC

Moscow, February 15, 2005 – Russia's first business channel RBC TV, which is fully owned by OAO RBC Information Systems (**RTS, MICEX: RBCI**), has begun implementation of a new joint project with CNBC Europe. RBC TV now provides CNBC Europe with a weekly information and analytical program 'Business Russia', which is broadcast within the framework of its 'Europe This Week' program. RBC TV's new program targets foreign investors and provides a summary of Russian markets and corporate development trends in various sectors of the economy. The 15-minute program is broadcast in English twice a week.

"RBC TV's new information product is another step along RBC's path towards covering the Russian economy for the Western audience," RBC TV General Director Artyom Inutin has said. "The first time we addressed the Western audience with a special program on Russia's economy and business was in September 2003, within the framework of cooperation with CNN. With the launch of our new project, the whole business audience that watches CNBC Europe and is interested in Russia, will be able to obtain first-hand information about Russian companies."

Jeremy Pink, Vice President, Director of News & Programming at CNBC Europe says: "We're delighted to be working with RBC on this project. Increasingly our audience is seeking more in-depth information about business and the economy of Russia. 'Business Russia' provides weekly insight into the market and is a valuable addition to our schedule."

CNBC Europe is part of the global CNBC network. It is the only pan-European real-time financial and business channel dedicated to the European CEO's and senior corporate executives, the European financial services industry and the European investor. Today the channel is available in 87 million homes, 1,400 banks and financial institutions and 340,000 hotel rooms (4* and 5*) throughout Europe, the Middle East and Africa. CNBC Europe is a service of Dow Jones & Company and NBC Universal. NBC Universal is the broadcasting unit of General Electric Company (GE).

According to a survey released by COMCON-Media, RBC TV's daily audience amounts to 1.68m people, and its weekly audience consists of 3.094m people. Through cable and terrestrial broadcasting, the Russian business television channel's programs are available in more than 20 of Russia's industrial and business centers.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com


RBC

RosBusinessConsulting

RBC assigned A-class corporate governance rating

Moscow, February 28, 2005 – OAO RBC Information Systems **(RTS, MICEX: RBCI)** has been given the highest estimate in a corporate governance rating prepared by the Russian Institute of Directors (RID) and Expert RA rating agency. The company was assigned an A-class rating. The presentation of results was made at the Moscow Interbank Currency Exchange (MICEX) on February 24, 2005.

RBC has considerably improved its standing and has climbed to the rating's top group (in July 2004, the company's corporate governance received a "B++" rating). The A-class rating was also assigned to four telecommunications companies: OAO Rostelecom, OAO North-West Telecom, OAO Uralsvyazinform and OAO CenterTelecom.

"The high quality rating of our corporate governance is good news not only for us but also for our present and potential partners," RBC Chairman and CEO German Kaplun said. "We hope the increase in the rating will contribute to further growth in the company's investment attractiveness."

The A-class rating is assigned to companies with a high level of corporate governance that observe the requirements of Russian law and follow most recommendations of the Corporate Governance Code. Such a high rating is granted to companies with no risks of shareholders` rights violation, no unfair action by the executive bodies and not presenting inadequate information as of the date of review by experts. In the opinion of the authors of the rating, the general level of A-class companies is sufficient to attract funds from conservative portfolio investors.

The national rating of corporate governance is prepared by RID-Expert RA analysts quarterly by comparing corporate governance practices of each participating joint-stock company with norms stipulated in Russian law, recommendations of the Corporate Governance Code and modern international standards formulated by portfolio investors and organizations representing their interests. The rating is an integral estimation of four groups of indicators: shareholders' rights, performance of governing and supervisory bodies, information disclosure, observance of the interests of other interested parties and corporate social responsibility. Information presented by joint-stock companies in questionnaires and received by RID-Expert RA experts from publicly available sources is used to prepare the rating of corporate governance.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com



RosBusinessConsulting

You are kindly invited to take part in the
RBC Information Systems
2004 Review
Conference Call

German Kaplun, Chairman and Chief Executive Officer
Alexander Morgulchik, Vice Chairman
Dmitry Belik, Chief Financial Officer

to discuss and review RBC's preliminary
financial and operational results for 2004

When:
Tuesday, March 15, 2005
10:30 a.m. (U.S. Eastern Time Zone)
3:30 p.m. (London time)
6:30 p.m. (Moscow time)

Where to call:
United States: +1 (800) 553-0351
International: +1 (612) 332-0228

To hear a replay of the conference call:
March 16, 2005 through March 22, 2005
U.S.: +1 (800) 475-6701
International: +1 (320) 365-3844
Enter Access Code: 774243

Contact:
Natalia Makeeva
Chief Investor Relations Officer
RBC Information Systems
Tel.: +7 095 363 1111 ext.1369
E-mail: ir@rbc.ru



RosBusinessConsulting

RBC reports strong preliminary results for 2004: total revenue growth exceeds 50% for the fourth year running

Business highlights

- *Full-year revenue rises 55% to $75.1m, due to strong operating performance and overall economic growth in Russia*
- *RBC TV is continuing to exceed its targets, revenue reaches $17.0m, which is comparable to RBC's revenue from Online Advertising*
- *Consolidated net income up from $3.7m to $10.9m, due to a smaller negative effect from RBC TV*
- *RBC TV is strongly on track to reach an operational break-even point in the 2nd quarter of 2005*
- *RBC was given 51st place on the Deloitte Technology Fast 500 rating of the fastest growing hi-tech companies in EMEA*
- *RBC is ranked 14th in the S&P Transparency and Disclosure Survey 2004 of 60 largest Russian public companies; the highest A-class corporate governance rating awarded by Expert RA and RID*
- *Forecast 2005: excluding planned acquisitions, total revenue is expected to reach $98.0m, consolidated EBITDA $29.4m, and consolidated net profit $22.0m.*

Key figures for the full year 2004[1]

	Media & IT business (excluding RBC TV)		*RBC TV*		*Consolidated results*	
$'000	2004	2003	2004	2003	2004	2003
Revenue	58 100	42 866	16 950	5 653	75 050	48 519
Net	15 900	12 100	- 5 000	- 8 399	10 900	3 701

Moscow, March 15, 2005 – Commenting on the preliminary full-year results for 2004 published by RBC Information Systems **(RTS, MICEX: RBCI)** today, RBC Chairman and CEO German Kaplun said: "RBC had a tremendous 2004, as the company registered a total revenue growth exceeding 50% for the forth year in a row. Moreover, we had an excellent second half of the year, and outperformed our initial annual sales forecast in the area of IT services and TV advertising. We are benefiting from strong execution of our growth initiatives and Russia's good economic performance. As a result, we are going into 2005 with excellent momentum and solid basis for further expansion. Looking forward, we are going to build on our successes as

[1] Financial data for 2004 and breakdown of net income by businesses (Media & IT and RBC TV) is based on management accounts in accordance with IFRS.

we launch more new media and IT projects in 2005 and beyond. We are also confident that our organic growth will be considerably accelerated through acquisitions."

Revenue growth surpasses expectations

The company outperformed its preliminary top-line growth target, and generated $75.1m against $71m projected initially. The company's total full-year revenue (including RBC TV) soared 55% from $48.5m in 2003 to $75.1m in 2004, due to strong operating performance in key segments and overall market growth. Media and IT revenue (excluding RBC TV) was up 36% from $42.9m in 2003 to $58.1m in 2004, driven by dynamic expansion in Online Advertising and IT Services. Media Services accounted for 45% of the total RBC sales, with IT Services bringing 32% and the remaining 23% coming from RBC TV.

Consolidated net income recovers from RBC TV startup costs

As the television channel continued progressing on schedule, and alleviated much of its pressure on the company's bottom line, the consolidated net income dramatically increased from $3.7m (7.6% of revenue) in 2003 to $10.9m (14.5% of revenue) in 2004. Consolidated EBITDA was up from $7.9m (16.3% of revenue) in 2003 to $20.1m (26.8% of revenue) in the year under review. In 2005, consolidated EBITDA is forecast to reach $29.4m, and consolidated net profit is expected to rise to $22.0m.

Strategic achievements

In media, RBC further reinforced its position as a leading provider of business and financial information for Russian-speaking audiences. The successful development of RBC TV, Russia's first business television station, as well as the launch of new Internet media products, enhanced the number of users of RBC's information resources, strengthened the company's brand on a nationwide level, and allowed the broadening of the company's advertising base to approximately 1,700 clients.

On the IT side, RBC is a well-established player in the field of software programming, with a broad portfolio of proprietary products and solutions. It also has partnership and cooperation agreements with some of the world's leading IT and software solution providers, including Microsoft, Intel, IBM, Oracle, Documentum and Siebel. The company served to more than 250 IT clients in 2004. A significant increase in the order book mainly stems from a healthy demand for automation systems from state organizations and large and medium-size Russian companies.

In 2004, RBC was given 51st place on the Deloitte Technology Fast 500 rating of the fastest growing hi-tech companies in EMEA. It has applied for ratings three years in a row, each time scoring listings among the top 100. The company is the only Russian firm named on Deloitte's list in 2004, and registered an average five-year revenue growth of 1,569%.

RBC continued its focus on implementing sound principles of corporate governance and information transparency, which are seen as a precondition for obtaining and retaining the trust of shareholders. These efforts have been recognized by Standard & Poor's, which named RBC Number 14 in its 2004 Transparency and Disclosure Survey of the 60 largest Russian public

companies. The company was granted an A-class rating, the highest estimate in a corporate governance rating prepared by the Russian Institute of Directors (RID) and Expert RA rating agency.

Full year business revenue breakdown

$'000	2004[2]	2003	% Change
MEDIA SERVICES[3]	34 100	26 876	27
Online advertising	20 500	13 957	47
Marketing communications	10 200	9 700	5
Information services	3 400	3 219	6
IT SERVICES	24 000	15 990	50
General programming	13 475	9 274	45
Offshore programming	6 025	4 477	35
System integration	4 500	2 239	101
Revenue (Media & IT)	**58 100**	**42 866**	**36**
RBC TV	16 950	5 653	200
Total revenue	**75 050**	**48 519**	**55**

Media Services

RBC's media revenue (excluding the TV channel) amounted to $34.1m in 2004, up 27% from $26.9m in the previous year. This total consisted of subscription and marketing communications services and advertising placed on the company's web sites. This growth was driven by new product launches, the increasing popularity of RBC's web sites and the fact that advertisers are willing to pay premium rates to reach the high quality audiences delivered by the company via its online resources. Another important factor is promotion given by RBC TV. Among positive conditions that encouraged advertising spending growth in the country were Russia's healthy fundamentals, high commodity prices and increasing competition among businesses. The further development of Russian financial markets spurred demand for quality business data.

Online Advertising revenue surged 47% from $13.9m in 2003 to $20.5m in 2004, driven by an increased demand for efficient advertising to target high-income audiences, introduction of new information resources with attractive advertising spots, cross-selling with RBC TV, and overall market growth. RBC maintains 12 business-oriented portals and specialized websites, as well as the largest banner exchange network on the Russian Internet. The principal online resource is the company's main portal, providing financial and business news at www.rbc.ru, which yields approximately 75% of RBC's revenue from online advertising. By the end of 2004, the monthly audience of the company's business sites reached 3.2 million users (compared to 2.3 million in 2003), and the total monthly audience of all RBC's sites was 5.9 million (compared to 4.0 million in 2003). The overall growth in usage, combined with the high demographic quality of the

[2] Financial data for 2004 is given on the basis of management accounts in accordance with IFRS.
[3] Unaudited breakdown of revenue from media services.

audience enabled RBC to raise its Internet advertising rates by 30% in 2004, and to announce that the next 30% rate increase would be in April 2005.

The many new advertising clients include Arbat Prestige, Autokey, AvtoSpecCentre Audi na Taganke, Caligula boutiques, CIT Asset Management, Citibank, Citroen, Diageo, Euroset, Financial Corporation URALSIB, Gasprom, Glavmosstroy, Guta Insurance, Investment Construction Group Su-155, Irkut, KALEVA, Konfael, Kyocera, LG, Mercedes Benz Center, Musa Motors, Panasonic, Patrick Hellman Collection, Pernod Ricard, Prospect Investment, Rosgosstrakh, SAP, Sun Microsystems, TNK-BP, and Web-invest Bank. RBC offers 'Internet + TV' advertising packages to the majority of its clients. The company has a strong sales force, generating 80% of RBC's advertising revenue on the Internet and TV, with the remaining 20% coming from different advertising agencies. These include BBDO, CIA, Grey, Maxima, M-one (MindShare), Salesup and Young & Rubicam.

Marketing Communications reported a healthy 5% advance in revenue, increasing from $9.7m in 2003 to $10.2m in 2004. The growth was mainly driven by increased RBC brand recognition. An additional growth factor was the acquisition of 'The Best Brand' business award program, which complemented well the other two organized by RBC – 'Company of the Year' and 'Person of the Year'. RBC also holds international business conferences and provides marketing consultancy and advice to its clients, acting as an advertising agency for clients that allocate a significant portion of their campaign to RBC's resources.

In the area of *Information Services* the company offers access to news lines and analysis, data feeds with quotes from stock and commodity exchanges and over-the-counter markets, databases, economic ratings and rankings, market research, and surveys. This branch delivered a robust revenue increase of 6% from $3.2m in 2003 to $3.4m in 2004, which is in line with expectations. This advance was supported by the strong performance of the information terminal QuoteTotal and the market research project. New product launches in this area include a portal with stock and commodity market information for finance professionals (Quote.ru), an online bulletin board service to connect buyers and sellers of different businesses (www.biztorg.ru), an aggregation of a wide array of ratings and rankings on different topics (RBC Ratings) and an online board on real estate and construction intended primarily for premium class housing offerings (RBC Real Estate). The company expects these to drive its subscription revenue going forward, and increase RBC's popularity as a provider of a full spectrum of business data and related value-added services.

RBC TV

Last year the RBC TV station turned in excellent results and outperformed the management's forecast, delivering $17.0m in revenues compared to the initially forecasted $16.0m, due to efficient marketing and impressive audience statistics.

According to the independent media researcher COMCON-Media, RBC TV's weekly audience in Russia almost doubled, soaring from 1.563 million viewers in April 2004 to 3.094 million in October 2004. The coverage, i.e. the number of people who can watch the channel in Russia,

reached 37.456 million. This means that RBC TV's core audience rose from 5.4% to 8.3% of the total coverage. The average daily audience reached 1.680 million people on weekdays. In terms of the average viewing time, RBC TV occupies third place after Russia's two major national television channels. In 2004, RBC TV also expanded its distribution to some former Soviet republics, including Ukraine, Kazakhstan, Belarus and the Baltic States. Eventually, the coverage of RBC TV outside Russia reached around 10 million people by the end of 2004, in accordance with the company's estimations.

Based on feedback from its target audience, the channel introduced six new topical and industry-specific programs, and substantially amended the format of existing programs, adding more analysis to the coverage, and strengthening the block of stock and financial market news.

As a result of rapidly growing audience statistics and visible quality improvements, the total number of RBC TV advertisers increased to around 100, and the average capacity utilization rate reached around 15% of available advertising time.

The negative effect of RBC TV on the company's bottom line decreased from $8.4m in 2003 to around $5.0m in 2004, according to preliminary data. Launched in September 2003, the television station remains strongly on track to reach an operational break-even point in the 2nd quarter of 2005 and generate around $2m in profit by the end of the year.

IT Services

RBC's revenue from IT Services rose 50% from $16.0 in 2003 to $24.0m in the reported period, due to its diversified product portfolio, strong project execution capabilities and favorable market trends. The wide brand recognition of RBC amongst the business community was an additional growth factor. This total consists of the development of tailored and turn-key IT solutions, the customization and implementation of products created by leading international software vendors, and system integration services. The revenue from *General Programming* grew an impressive 45% from $9.3m in 2003 to $13.5m in 2004, the *Offshore Programming* branch reported a 35% increase in revenue from $4.5m to $6.0m, and the revenue growth in the field of *System Integration* was up 101% from $2.2m to $4.5m.

In 2004, the government's IT spending was one of the major drivers behind the overall market growth in Russia. Orders placed by state organizations and internationally sponsored IT programs with the Russian government as the beneficiary amounted to approximately 25% of the total IT market[4]. The structure of demand shifted from the purchase of computer equipment toward the creation of sophisticated IT systems and related IT services. The state's generous spending triggered similar changes at a level of domestic enterprises, especially those working in the financial services, energy, consumer goods and retail sectors. They showed increasing demand for business-automation software, such as enterprise resource planning (ERP) and client relationship management (CRM) systems, with the purpose of improving efficiency amid intensifying competition.

---

[4] According to data published in the Expert magazine, 4-10 October 2004

RBC's IT business substantially benefited from these positive changes and increased its pipeline of state contracts to 35% of total IT revenue. Large and medium-size Russian companies accounted for 45% of the order book, and foreign clients brought the remaining 20% of the revenue. In 2004, RBC broadened its client base among state organizations and continued providing a growing scope of IT services to various state agencies. The company also strengthened its position as a provider of quality solutions for different types of companies. The client list includes EvrazHolding, Golden Telecom, Kamazleazing, Kazkommertsbank, LUKoil, Perekriostok, the Russian Education Ministry, the Russian Federal Atomic Energy Agency, the Russian Federal Customs Service, the Russian Federal Statistics Service, the Russian Finance Ministry, the Russian Federal Agency for Federal Property, Satari and Tatkommunpromkomplekt. At the same time, none of the customers account for more than 10% of the IT revenue.

The implementation of a Siebel eFinance CRM-system at Kazkommertsbank by RBC was recognized as the best system integration project of the year at the Global CRM Forum in Moscow. The company successfully promotes its new solution for the leasing industry, which has been developed on the MBS Navision platform in 2004. RBC has created additional modules responding to the specific needs of Russian leasing companies and is working on the implementation of this solution for several large clients. In the area of offshore programming, RBC's foreign clients are based in Kazakhstan, the USA, the U.K., Australia and Ukraine. By the end of 2004, the total number of clients exceeded 250.

Outlook for 2005

RBC expects to sustain a strong double-digit revenue growth, based on a combination of organic and acquisitive growth both in media and IT. Excluding planned acquisitions, the company is estimated to generate total revenue of at least $98.0m, driven by new media and IT products and an increasing contribution from RBC TV. Consolidated EBITDA is forecast to reach $29.4m, and consolidated net profit is expected to reach $22.0m in 2005.

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru, Web: www.rbcinfosystems.com



RBC Information Systems

RUSSIA'S ONLY LISTED MEDIA & IT COMPANY

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS



Some of the information in this presentation may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report at www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this presentation.

CONTENTS



- Who we are
- Media business
- IT business
- Growth strategy
- Financial projections

BACK TO THE BEGINNING




RBC

WHO WE ARE

BACK TO THE BEGINNING


RBC

HISTORIC MILESTONES

- Established in 1993 as a financial & business information agency
- www.rbc.ru becomes a major advertising platform on the Russian Internet in 1999
- RBC's IT branch develops into a fully-fledged IT business in 2000
- Conducted Russia's first successful IPO in 2002
- Launched business television station RBC TV in 2003 (in cooperation with CNBC and CNN)

BACK TO THE BEGINNING

RBC TODAY



- Russia's major Media and IT company
- The largest business audience of all of business mass media in Russia
- RBC's combined audience (TV + Internet) is about 10 mln people
- Large and diverse client base- over 1 700 advertising clients and more than 250 IT clients
- Over 1 300 employees

|◀ BACK TO THE BEGINNING

RBC TODAY



- Experienced management team with proven ability to grow sales and increase earnings
- Emphasis on growth, both organic and acquisitive
- Number 51 on the Deloitte rating of the 500 fastest growing hi-tech companies in EMEA
- 1/3 of the Board is comprised of independent directors

|◀ BACK TO THE BEGINNING

RBC TODAY



- Number 14 in the S&P Transparency and Disclosure Survey 2004 of the 60 largest Russian public companies
- Top grade (A-class) on the Corporate Governance Rating of the Expert rating agency in 2004
- IR Magazine award for one of the best overall Investor Relations among Russian small & mid-cap companies in 2004

BACK TO THE BEGINNING

WE ARE A GROWING COMPANY ENJOYING HIGH MARGINS



Forecast for 2005*

Revenue	$98.0m
EBITDA	$29.4m
Net profit	$22.0m

- *(excluding planned acquisitions)

Breakdown of revenue (2005F)


IT business
(excl. acquisitions)
31%
Media business
(incl. TV) 69%

BACK TO THE BEGINNING



MEDIA BUSINESS

BACK TO THE BEGINNING





GROWTH DRIVERS - MEDIA MARKET

- Russia's strong fundamentals
- Cancellation of a 5% advertising tax
- 10% of the population make 1/3 of the total Russian income
- Development of Russian financial markets
- Increasing demand for business information
- Consolidation of the media industry

BACK TO THE BEGINNING



GROWTH DRIVERS - MEDIA MARKET

RUSSIA'S ADVERTISING MARKET ENJOYS HIGH DOUBLE-DIGIT GROWTH RATES



Russian advertising market 2002 - 2005F
5
4
3
2
1
0
$2.2bn
$2.9bn
$3.9bn
$4.6bn
2002
2003
2004
2005F
Volume

Spectacular growth rate:
CAGR (2001 2004) = 43%

Source: Association of Communication Agencies of Russia (ACAR), TNS Gallup

BACK TO THE BEGINNING



GROWTH DRIVERS - MEDIA MARKET

Russia's media advertising has yet to catch up with international levels



Advertising spending per capita in 2004 (USD)
USD
500
400
300
200
100
0
24
286
454
Russia
Europe
USA

Source: ACAR, ZenitOptimedia, Aegis, Eurostat, RBC

BACK TO THE BEGINNING

RUSSIAN ADVERTISING MARKET





Composition of the Russian advertising market in 2004, %
Other 1%
Television 44%
Outdoor advertising 18%
Internet 1%
Print media * 31%
* including magazines, newspapers and specialized editions
Radio 5%

RBC has entered the largest segment on the advertising market

- Television accounts for almost 1/2 of all advertising budgets
- TV advertising segment grew 37% in 2004
- Internet advertising shows the fastest growth (+67% in 2004)

- Source: Association of Communication Agencies of Russia (ACAR)

◄ BACK TO THE BEGINNING

RBC TV'S AUDIENCE



- Total coverage in Russia - over 37m viewers
- Weekly audience in Russia - 3.1m viewers or 8.3% of the coverage
- Daily audience in Russia - 1.7 m viewers
- 17.5% of high-income audience in Moscow regularly watches RBC TV
- Twice as many car owners among the channel's audience
- RBC TV also broadcasts in Ukraine, Kazakhstan, the Baltic States and Belarus

In terms of average viewing time, RBC TV comes 3rd after the national ORT and RTR channels

Average time of watching (min/week)

Channel	min/week
ORT	414
RTR	253
RBC TV	236
STS	222
NTV	213
TNT	186

- Source: COMCON-Media, October 2004

◄ BACK TO THE BEGINNING

RBC IS THE MOST ATTRACTIVE ADVERTISING SITE IN RUSSIA


RBC


Total audience for RBC's combined web sites
mln unique users/month
6
5
4
3
2
1
0
2.1
3.5
3.7
5.7
Dec 2001
Dec 2002
Dec 2003
Dec 2004

RBC's key advertisers:

- Banks & financial organizations
- Real estate & construction firms
- Car manufacturers & dealers
- Telecom & hi-tech companies
- B2B service providers
- Luxury goods producers

BACK TO THE BEGINNING


RBC

IT BUSINESS

BACK TO THE BEGINNING


RBC

IT MARKET IN RUSSIA - 1.4% OF GDP


IT market
8
7
6
5
4
3
2
1
0
15%
24%
25%
4.7
5.8
7.25
2002
2003
2004E
Volume, bn USD
Increase, %


Software segment
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
29%
29%
35%
0.7
0.9
1.2
2002
2003
2004E
Volume, bn USD
Increase, %

Source: IDC, EITO, CNews

BACK TO THE BEGINNING

IT BUSINESS: RBC'S POSITION


RBC

- One of the largest players on the Russian IT market
- Innovative solutions and software products
- Over 270 IT professionals
- Co-operation with leading foreign and Russian institutions:
  Microsoft, Intel, IBM, Oracle, Siebel, Thawte, Verisign, Documentum, Sun, Saba Learning, i2, RosNIIROS and others.

BACK TO THE BEGINNING

IT BUSINESS: CORPORATE SOLUTIONS


RBC

We provide a wide range of IT services for our clients

IT Services

- R&D
- Turnkey solutions
- General software programming
- Offshore programming
- System integration
- IT consulting

Solutions for

- Financial institutions
- Transport / Logistics
- Government agencies
- Oil and gas
- Law firms
- Mass media

BACK TO THE BEGINNING

■ WE PROVIDE SOLUTIONS FOR A WIDE SPECTRUM OF CLIENTS


RBC

- RBC's total customer base exceeded 250 clients in 2004

Break down of IT revenues


Government contracts
35%
Russian corporations
45%
Foreign clients
20%

BACK TO THE BEGINNING

WE PROVIDE SOLUTIONS FOR A WIDE SPECTRUM OF CLIENTS

Russian State Statistics Committee

the Bolshoi Theater

Permanent Committee of the Russia-Belarus Union

Gazprom

LUKoil

Russian Railroad Ministry

Trade Ministry

Atomic Energy Ministry

Golden Telecom

Economic Development and Trade Ministry

Gazprom



GROWTH STRATEGY

BACK TO THE BEGINNING

GROWTH STRATEGY



- Our strategy is a balanced mix of organic and acquisitive growth in the media and IT fields
- Spotting lucrative niches on the Russian media market and capturing dominating positions in this area
- Expansion to Ukraine in 2005
- Laying emphasis on quality and transparency, highest standards of corporate governance and hiring top quality professionals

BACK TO THE BEGINNING



FINANCIAL PROJECTIONS

|◄ BACK TO THE BEGINNING



INCOME STATEMENT (MLN USD)

	2003			2004*			2005F**		
USD '000 000	Core business	TV	Total	Core business	TV	Total	Core business	TV	Total
IT	16.0		16.0	24.0		24.0	30.5		30.5
Media	26.9	5.6	32.5	34.1	17.0	51.1	42.5	25.0	67.5
Sales	42.9	5.6	48.5	58.1	17.0	75.1	73.0	25.0	98.0
Sales Growth				35%	200%	55%	26%	47%	30%
EBITDA			7.9			20.1			29.4
Net Profit	12.1	-8.4	3.7	15.9	-5.0	10.9	20.0	2.0	22.0
Net Profit Margin	28%	n/a	8%	27%	n/a	15%	27%	8%	22%

* based on management accounts in accordance with IFRS (unaudited)

** excluding potential acquisitions

|◄ BACK TO THE BEGINNING

REVENUE, EBITDA AND PROFIT AFTER TAX (MLN USD)




120
100
80
60
40
20
0
9.9
14.8
31.5
3.7*
7.9
48.5
10.9*
20.1
75.1
22.0
29.4
98.0
2002
2003
2004**
2005F***
Profit after tax
EBITDA
Total revenue

* profit decrease in 2003 and 2004 was due to the negative effect of RBC TV

** based on management accounts in accordance with IFRS (unaudited)

*** excluding potential acquisitions

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BALANCE SHEET ITEMS ('000 USD)



	2002*	2003*	2004**
Non-current assets	16 690	31 529	32 229
Cash and cash equivalents	21 532	14 380	40 200
Other current assets	10 004	14 355	30 516
Total assets	48 226	60 264	102 945
Equity Capital	34 256	39 131	78 212
Non-current liabilities	7 141	8 572	15 172
Current liabilities	6 829	12 561	9 561
Total liabilities	48 226	60 264	102 945

* In accordance with IFRS financial statements 2003

** based on management accounts in accordance with IFRS (unaudited)

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RBC IS MAKING TWO ACQUISITIONS



Acquisition #1

- System integration company
- RBC pays 4.25 times 2005E P/E for 51% stake
- The remaining 49% are bought over 3 years at 6 times P/E

Acquisition #2

- Mobile content provider
- RBC pays 5 times 2005E P/E for 51% stake
- The remaining 49% are bought over 3 years

- Combined acquired revenue is approximately $50m
- Combined acquired net profit is approximately $6.7m

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SHAREHOLDING STRUCTURE





Free float
34%
Mr. Kaplun
20.7%
Other private
3.8%
Mr. Belik
20.7%
Mr. Morgulchik
20.8%

- The current free float is around 34%
- The company is planning to issue 1-Level ADRs in 2005

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MANAGEMENT TEAM / BOARD OF DIRECTORS



WE HAVE A STRONG AND DYNAMIC MANAGEMENT TEAM

- **German Kaplun**
  - Chairman of the Board
- **Alexander Morgulchik**
  - Vice-Chairman for Business Development
- **Dmitry Belik**
  - Chief Financial Officer
- **Yury Rovensky**
  - General Director
- **Artyom Inutin**
  - RBC TV & Media Business Director
- **Alexey Kuzovkin**
  - IT Business Director
- **Yuri Mostovoy**
  - Board member and Head of RBC International

BACK TO THE BEGINNING

MANAGEMENT TEAM / BOARD OF DIRECTORS



INDEPENDENT DIRECTORS ENSURE TRANSPARENT CORPORATE GOVERNANCE

- **Hans-Joerg Rudloff**
  - Independent director
- **Michael Hammond**
  - Independent director
- **Neil Osborn**
  - Independent director
- **Givi Topchishvili**
  - Independent director

BACK TO THE BEGINNING


Thank you!
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